Exhibit 99.1

Costamare Inc. Announces New Financing Arrangements and Dividend Adjustment
Monaco, October 4, 2016 - Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) announced today the following:
(A)	New Financing Arrangements
1.	In August 2016, we entered into a loan agreement with a leading European financial institution for the financing of the third and fourth 11,000 TEU vessels on order, acquired under our JV with York Capital. The facility is for an amount of up to US $ 87 million which will be repayable over 3 years. The proceeds are expected to finance the remaining yard installments for the two vessels.
2.	In August 2016, we finalized the refinancing of two credit facilities secured with the 2006-built vessel Cosco Beijing (9,469 TEUs) and the 2000-built ships Sealand New York and Sealand Washington (6,648 TEUs each). Under the new financing arrangements, balloon installments of US $ 90 million, due in the second and third quarter of 2018, have been extended to be amortized over three years.
3.	In September 2016, we finalized the refinancing of our US $ 1 billion facility. Under the new agreement, the balloon payment of approx. US $ 270 million, due in the second quarter of 2018, has been extended to be amortized over three years.
(B)	Dividend Adjustment
At its special meeting yesterday, the Company’s Board of Directors approved management’s recommendation to declare $0.10 cash dividend per each common share, decreased from $0.29 per share distributed in the previous quarter.
The dividend on the common stock of $0.10 per common share will be payable on November 4, 2016 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on October 21, 2016.  The Company has 77,457,448 shares of common stock outstanding as of today.
Management Commentary
Gregory Zikos, Chief Financial Officer of the Company said:
“Our goal is to strengthen the Company and enhance long term shareholder value. Managing our debt repayment schedule, minimizing our capital commitments and adjusting the dividend are necessary steps in today’s market environment.
Since the beginning of the year, we have completed debt financing transactions of over US $ 760 million. Out of that amount, (a) approx. US $ 400 million involve the extension for 3 years of debt maturing in 2017 and 2018, (b) approx.  US $ 175 million relate to the financing of our newbuild program, (c) approx. US $ 150 million relate to the refinancing of existing facilities, and (d) approx. US $ 40 million relate to new financings.

We have no debt maturities in 2017, we have reduced our 2018 balloons from approx. US $440 million to approx. US $80 million and we have minimized our capital expenditure requirements.
As long term committed shareholders, members of the founding family, currently controlling an interest of above 65% in the aggregate, have each decided for the second consecutive quarter to reinvest in full, the third quarter cash dividend under our dividend reinvestment plan available to all common stockholders. ”
About Costamare Inc.
Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 42 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 467,000 TEU, including 10 newbuild containerships on order. Eighteen of our containerships, including 10 newbuilds on order, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.
Forward-Looking Statements
This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.
Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: +377 93 25 09 40
Email: ir@costamare.com